EXHIBIT 99.1

Himax Reports First Quarter 2011 Financial Results

  First quarter 2011 revenue in-line with guidance with gross margin of 20.1%
  Expects second quarter revenue to grow 10%-15% with gross margin to decline 1%-1.5%
  Percentage of small and medium-sized driver and non-driver revenue both reached record highs in the first quarter

TAINAN, Taiwan, May 10, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the first quarter ended March 31, 2011.

For the first quarter of 2011, Himax reported net revenues of $141.1 million, representing a 19.6% decrease from $175.5 million in the first quarter of 2010, and a 0.1% decrease from $141.2 million in the fourth quarter of 2010. Gross margin was 20.1% in the first quarter of 2011, up 30 basis points year-over-year and down 140 basis points, sequentially. Operating income in the first quarter was $2.5 million, compared to $10.1 million for the same period last year and $12.9 million in the previous quarter.

Net income attributable to Himax stockholders for the first quarter of 2011 was $2.7 million or $0.02 per diluted ADS, down from $9.1 million or $0.05 per diluted ADS in the first quarter of 2010, and down from $11.7 million or $0.07 per diluted ADS in the fourth quarter of 2010.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the first quarter of 2011 was $4.3 million, down from $12.5 million in the same period last year, and down from $14.5 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the first quarter of 2011 was $4.1 million or $0.02 per diluted ADS, down from $11.2 million or $0.06 per diluted ADS in the first quarter of 2010, and down from $13.0 million or $0.07 per diluted ADS in the fourth quarter of 2010.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "In the first quarter, small and medium-sized applications and non-driver products continued to demonstrate strong growth momentum. Revenues from small and medium-sized applications and non-driver products both hit record highs as a percentage of revenues. The big picture summary of our first quarter performance is that while we achieved a more balanced product mix and continued to improve on customer diversification, our gross margin and bottom line profitability were not satisfactory. Notwithstanding the short-term unsatisfactory margin, we are encouraged by the fundamental improvements in our product and customer diversification, which is in line with the overall direction we set a long time ago and will greatly enhance our corporate value in the long-term. While the short-term low margin is a concern, we see this as temporary in nature and we are fully committed to improving our gross margin in short time."

Mr. Wu continued, "For the driver IC product line, cell phone, or more specifically, smart phone, and medium size panels are the two segments which show the best growth potential. We are leading the market in technologies such as color enhancement, 3D data processing, MIPI high speed interface as well as HD720 and WXGA resolutions. We are also excited about CMOS image sensors where we are seeing a surge in demand. Our customer base for CMOS image sensor is mostly leading brand names for both handsets and laptops. We continue to receive positive feedback regarding product performance and win new projects from these customers. On the wafer-level optics product line we just began our first mass production shipment and look for demand to pickup in the second quarter and onward."

Mr. Wu continued, "Moving to the second quarter, we are seeing strong demand pick-up across literally all product lines. However, even though the recent Japan earthquake has had limited impact on our own display driver supply chain, it does pose an uncertainty to our second quarter guidance as we are not entirely certain how the overall industry supply chain has been affected. For the second quarter, we expect revenues to go up 10% to 15% with gross margin to decline 1% to 1.5%. Our GAAP earnings per ADS is expected to be in the range of 2 to 3 cents."

Investor Conference Call / Webcast Details

The Company's management will review detailed first quarter 2011 results on Monday, May 9, 2011 at 7:00 PM NYC (7:00 AM, Tuesday, May 10, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 12:00 PM Taiwan time on Wednesday, May 16, 2011 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 370986.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

			Three
			Months
			Ended
	Three Months		December
	Ended March 31,		31,
	2011	2010	2010
Revenues
Revenues from third parties, net	$74,093	$70,940	$67,125
Revenues from related parties, net	67,000	104,558	74,081
	141,093	175,498	141,206

Costs and expenses:
Cost of revenues	112,783	140,773	110,884
Research and development	19,790	17,808	17,010
General and administrative	4,281	4,043	5,582
Sales and marketing	1,697	2,749	(5,149)
Total costs and expenses	138,551	165,373	128,327

Operating income	2,542	10,125	12,879

Non operating income (loss):
Interest income	140	104	141
Equity in losses of equity method investees	(81)	(59)	(146)
Foreign exchange gains (losses), net	117	(11)	(596)
Interest expense	(97)	---	(106)
Other income (loss), net	(234)	88	487
	(155)	122	(220)
Earnings before income taxes	2,387	10,247	12,659
Income tax expense	597	2,049	2,154
Net income	1,790	8,198	10,505
Net loss attributable to noncontrolling interests	933	940	1,148
Net income attributable to Himax stockholders	$2,723	$9,138	$11,653

Basic earnings per ordinary share attributable to Himax stockholders	$0.01	$0.03	$0.03
Diluted earnings per ordinary share attributable to Himax stockholders	$0.01	$0.03	$0.03
Basic earnings per ADS attributable to Himax stockholders	$0.02	$0.05	$0.07
Diluted earnings per ADS attributable to Himax stockholders	$0.02	$0.05	$0.07

Basic Weighted Average Outstanding Ordinary Shares	354,633	357,557	354,633
Diluted Weighted Average Outstanding Ordinary Shares	355,833	359,102	355,061
Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)
			Three
			Months
			Ended
The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months		December
	Ended March 31,		31,
	2011	2010	2010
Share-based compensation
Cost of revenues	$11	$22	$23
Research and development	869	1,374	779
General and administrative	142	229	131
Sales and marketing	140	218	137
Income tax benefit	(178)	(187)	(177)
Total	$984	$1,656	$893

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$258	$259	$259
Sales and marketing	289	289	289
Income tax benefit	(125)	(139)	(125)
Total	$422	$409	$423
Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	March 31, 2011	December 31, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	$109,519	$96,842	$155,932
Investments in marketable securities available-for-sale	6,834	8,632	5,198
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	83,098	80,212	71,354
Accounts receivable from related parties, less allowance for sales returns and discounts	83,690	95,964	129,519
Inventories	130,057	117,988	65,401
Deferred income taxes	11,871	11,977	17,590
Restricted cash and cash equivalents	57,500	58,500	---
Prepaid expenses and other current assets	16,136	15,809	13,753
Total current assets	$498,705	$485,924	$458,747

Investment securities, including securities measured at fair value	24,568	24,622	11,619
Equity method investments	781	869	1,430
Property, plant and equipment, net	48,658	47,561	50,783
Deferred income taxes	24,502	24,729	24,695
Goodwill	26,846	26,846	26,846
Intangible assets, net	6,125	6,674	8,322
Other assets	2,043	2,395	2,541
	133,523	133,696	126,236
Total assets	$632,228	$619,620	$584,983

Liabilities and Equity
Current liabilities:
Short-term debt	$57,000	$57,000	$ ---
Accounts payable	124,066	115,922	115,916
Income taxes payable	9,182	9,125	16,495
Deferred income taxes	94	96	---
Other accrued expenses and other current liabilities	25,843	23,605	16,017
Total current liabilities	$216,185	$205,748	$148,428
Other liabilities	6,786	6,896	5,605
Total liabilities	$222,971	$212,644	$154,033

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,842,764 shares, 353,842,764 shares, and 355,531,454 shares issued and outstanding at March 31, 2011, December 31, 2010, and March 31, 2010, respectively	$106,153	$106,153	$106,659
Additional paid-in capital	100,824	100,291	102,123
Accumulated other comprehensive income	994	1,204	35
Unappropriated retained earnings	200,953	198,230	218,259
Himax stockholders' equity	$408,924	$405,878	$427,076
Noncontrolling interests	333	1,098	3,874
Total equity	$409,257	$406,976	$430,950
Total liabilities and equity	$632,228	$619,620	$584,983
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
			Three
			Months
			Ended
	Three Months		December
	Ended March 31,		31,
	2011	2010	2010

Cash flows from operating activities:
Net income	$1,790	$8,198	$10,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,279	3,522	3,275
Share-based compensation expenses	1,162	1,843	1,071
Equity in losses of equity method investees	81	59	146
Gain on disposal of marketable securities, net	(193)	(59)	(197)
Unrealized loss (gain) on conversion option	460	---	(258)
Interest income from amortization of discount on investment in corporate bonds	(48)	---	(34)
Deferred income tax expense (benefit)	242	(375)	6,067
Inventories write downs	2,764	2,864	4,112
Changes in operating assets and liabilities:
Accounts receivable	(2,886)	(6,858)	4,591
Accounts receivable from related parties	12,289	8,656	1,645
Inventories	(14,833)	(498)	(10,436)
Prepaid expenses and other current assets	(325)	462	(4,058)
Accounts payable	8,144	27,837	9,572
Income taxes payable	52	2,354	(3,348)
Other accrued expenses and other current liabilities	258	(2,199)	3,673
Other liabilities	(11)	---	3,476
Net cash provided by operating activities	12,225	45,806	29,802

Cash flows from investing activities:
Purchase of property and equipment	(1,851)	(2,388)	(1,831)
Purchase of available-for-sale marketable securities	(6,014)	(5,577)	(15,958)
Disposal of available-for-sale marketable securities	7,733	11,190	10,399
Purchase of investment securities	---	---	(5,500)
Purchase of equity method investments	---	(897)	(9)
Release (pledge) of restricted cash equivalents and marketable securities	1,002	---	(13,512)
Decrease in other assets	1	69	88
Net cash provided by (used in) investing activities	871	2,397	(26,323)
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

			Three
			Months
			Ended
	Three Months		December
	Ended March 31,		31,
	2011	2010	2010
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$21	65	95
Payments to acquire ordinary shares for retirement	---	(3,642)	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	418	135
Purchase of subsidiary shares from noncontrolling interests	(461)	(38)	(60)
Proceeds from borrowing of short-term debt	---	---	13,000
Net cash provided by (used in) financing activities	(440)	(3,197)	13,170
Effect of foreign currency exchange rate changes on cash and cash equivalents	21	2	54
Net increase in cash and cash equivalents	12,677	45,008	16,703
Cash and cash equivalents at beginning of period	96,842	110,924	80,139
Cash and cash equivalents at end of period	$109,519	$155,932	$96,842

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$97	$ ---	$165
Income taxes	$206	$47	$41
Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
			Three
			Months
			Ended
	Three Months		December
	Ended March 31,		31,
	2011	2010	2010
Revenues	$141,093	$175,498	$141,206
Gross profit	28,310	34,725	30,322
Add: Share-based compensation – Cost of revenues	11	22	23
Gross profit excluding share-based compensation	28,321	34,747	30,345
Gross margin excluding share-based compensation	20.1%	19.8%	21.5%
Operating income	2,542	10,125	12,879
Add: Share-based compensation	1,162	1,843	1,070
Operating income excluding share-based compensation	3,704	11,968	13,949
Add: Acquisition-related charges –Intangible assets amortization	547	548	548
Operating income excluding share-based compensation and acquisition-related charges	4,251	12,516	14,497
Operating margin excluding share-based compensation and acquisition-related charges	3.0%	7.1%	10.3%
Net income attributable to Himax stockholders	2,723	9,138	11,653
Add: Share-based compensation, net of tax	984	1,656	893
Add: Acquisition-related charges, net of tax	422	409	423
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	4,129	11,203	12,969
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	2.9%	6.4%	9.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues
Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months
Ended March 31,
2011
Diluted GAAP EPS attributable to Himax stockholders	$0.01
Add: Share-based compensation per diluted share	$---
Add: Acquisition-related charges per diluted share	$---

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.01

CONTACT:  Jessie Wang / Jessica Huang
          Investor Relations
          Himax Technologies, Inc.
          +886-2-2370-3999 Ext. 22618 / 22513
          jessie_wang@himax.com.tw
          jessica_huang@himax.com.tw

          In the U.S.
          Joseph Villalta
          The Ruth Group
          +1-646-536-7003
          jvillalta@theruthgroup.com